SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 27, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           ---------                 ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No         X
                           ---------                 ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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                     CNOOC Limited Announces 2001 Results

(Hong Kong, March 27, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today its annual results for the 12 months ended December 31, 2001. In the past year, the Company generated revenue of Rmb 20.8 billion (USD2.5 billion), while net profit totaled Rmb 8 billion (USD 966.6 million) for the same period. Despite a 17.3% year-over-year decrease in realized oil prices, oil and gas sales fell only 6.7% to Rmb 17.6 billion (USD2.1 billion), helped by a 9.2% year-over-year production increase. Daily production in 2001 was 261,379 barrels of oil equivalent ("BOE").

EBITDE, a key industry financial benchmark, decreased 6.2 percent to Rmb 14.4 billion (USD1.7 billion). A more than 50% increase in the Company's tax provision due to the expiration of a tax holiday also hit the bottom line. Net income totaled Rmb 8 billion (USD 966.6 million), a 23% decrease from 2000 levels. Pre-tax operating cash flow in 2001 reached Rmb 14.0 billion (USD1.7 billion), still in line with that of last year.

"2001 was a milestone year for CNOOC Limited. We entered the international capital market with the listing of our shares on the Hong Kong and New York stock exchanges and made material progress in our development plans offshore China," said Wei Liucheng, Chairman and Chief Executive Officer. He continued, "Going forward we will continue to exercise the same principles and discipline that have been the driving force behind the success of the Company."

"Although the decrease in global oil prices had a negative impact on our financial results, they do not overshadow our operational achievements in 2001," said, Fu Chengyu, President and Chief Operating Officer. He added, "We have realized our targets for annual production, reserves replacement, production costs, and our exploration and development programs."

In 2001, the Company achieved annual production of 95.4 million BOE while maintaining its low cost structure. There were also seven discoveries in Bohai Bay, Eastern South China Sea, and Western South China Sea. With ten successful appraisal wells drilled in 2001, the Company achieved a reserve replacement ratio of 131%. CNOOC Limited expects these new fields to support sustainable and cost-efficient growth in production, through field development projects, and in reserves, through follow-on appraisal well drilling. As of December 31, 2001, net oil and gas reserves totaled approximately 1.8 billion BOE.

"The Company has also maintained its solid financial position in 2001 through prudent financial planning and cost control," said Mark Qiu, Chief Financial Officer and Senior Vice President. He added, "Aside from the performance of our share price, the market's belief in our financial strength has been evidenced by our successful debut international bond issue in this month. The Company's financial strength will provide us with the flexibility needed to implement our strategic goals in 2002 and beyond."

"2002 should also be an exciting year for CNOOC Limited as we continue to make

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progress in exploration and development offshore China and integrate our recently announced acquisition in Indonesia," Mr. Wei Liucheng said. He continued, "Long-term opportunities are also anticipated for the development of the natural gas business in China and we continue to focus on extending our competitive position in coastal China markets."

The Board of Directors recommended a HKD 15 cent per share year-end dividend. Pending shareholder approval, the final dividend is payable on June 19th.


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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

************

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

************

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: March 27, 2002